FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 13, 2014

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a fiscal year 2013 net loss of $573.4 million ($31.15 per diluted share after payment of preferred share dividends) compared to net earnings of $526.9 million ($22.68 per diluted share after payment of preferred share dividends) in 2012, reflecting unrealized losses on its investment portfolio, partially offset by improved underwriting results. Book value per basic share decreased to $339.00 at December 31, 2013 from $378.10 at December 31, 2012 (a decrease of 7.8% adjusted for the $10 per common share dividend paid in the first quarter of 2013).

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, "Our insurance companies had an outstanding year in 2013 with a combined ratio of 92.7% with excellent reserving and record underwriting profits. OdysseyRe had a record low combined ratio of 84% while Zenith made an underwriting profit for the first time since we purchased it in 2010. We realized gains from our common stock portfolios of $1.3 billion in 2013. Excluding all hedging losses and before mark to market fluctuations in our investment portfolio, we earned $1.9 billion in pre-tax income. Including all hedging losses and mark to market fluctuations in our investment portfolio, we reported a $0.6 billion after tax loss for 2013. We expect the unrealized mark to market losses to reverse in the future. Our common stock portfolios continue to be fully hedged. We continue to be soundly financed, with year-end cash and marketable securities in the holding company of $1.3 billion."

In the fourth quarter of 2013, Fairfax had a net loss of $5.5 million ($0.98 per diluted share after payment of preferred share dividends) compared to net earnings of $402.4 million in the fourth quarter of 2012 ($18.82 per diluted share after payment of preferred share dividends). The small loss in the fourth quarter of 2013 reflected unrealized losses on its investment portfolio, partially offset by improved underwriting results.

Highlights for 2013 included the following:

•
The combined ratio of the insurance and reinsurance operations was 92.7% on a consolidated basis, producing an underwriting profit of $440.0 million, compared to a combined ratio and underwriting profit of 99.9% and $6.1 million respectively in 2012.

•	Net premiums written by the insurance and reinsurance operations increased by 0.2% to $6,005.8 million compared to $5,995.0 million in 2012.

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $770.2 million, compared to $298.5 million in 2012, primarily as a result of the improved underwriting.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•
Interest and dividend income of $376.9 million decreased from $409.3 million in 2012, primarily because of large holdings of cash and short term investments ($8,011.4 million at December 31, 2013). As of December 31, 2013, subsidiary cash and short term investments accounted for 31.8% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $4,781.6 million at December 31, 2013 and $5,292.5 million at December 31, 2012).

•	Net investment losses of $1,564.0 million in 2013 (net investment gains of $642.6 million in 2012) consisted of the following:

	Year ended December 31, 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	1,324.2	120.9	1,445.1
Equity hedges	(1,350.7)	(631.3)	(1,982.0)
Equity and equity-related investments after equity hedges	(26.5)	(510.4)	(536.9)
Bonds	65.9	(994.9)	(929.0)
CPI-linked derivatives	—	(126.9)	(126.9)
Other	(10.5)	39.3	28.8
	28.9	(1,592.9)	(1,564.0)

	Fourth quarter of 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	745.8	(408.4)	337.4
Equity hedges	(739.2)	166.6	(572.6)
Equity and equity-related investments after equity hedges	6.6	(241.8)	(235.2)
Bonds	2.8	(104.2)	(101.4)
CPI-linked derivatives	—	(14.4)	(14.4)
Other	9.0	12.9	21.9
	18.4	(347.5)	(329.1)

•
The company held $1,296.7 million of cash, short term investments and marketable securities at the holding company level ($1,241.6 million net of short sale and derivative obligations) at December 31, 2013, compared to $1,169.2 million ($1,128.0 million net of short sale and derivative obligations) at December 31, 2012.

•	The company's total debt to total capital ratio was 26.1% at December 31, 2013, compared to 25.5% at December 31, 2012.

•	At December 31, 2013, common shareholders' equity was $7,186.7 million, or $339.00 per basic share, compared to $7,654.7 million, or $378.10 per basic share, at December 31, 2012.

Highlights subsequent to the third quarter of 2013 included the following:

•
On October 3, 2013 the company acquired 100% of American Safety Insurance Holdings, Ltd. ("American Safety") for cash consideration of $317.1 million which was financed internally by the company's runoff, Crum & Forster and Hudson subsidiaries. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary to an unrelated third party for net proceeds of $52.5 million. Certain lines of business formerly written by American Safety were assumed by Crum & Forster and Hudson, representing estimated annual gross premiums written of approximately $103 million.

•	On November 15, 2013, the company completed an offering of 1 million subordinate voting shares at a price of Cdn$431.00 per share for net proceeds of Cdn$417.1 million.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At December 31, 2013, equity hedges represented approximately 98% of the company's equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 20.7 and 20.3 million weighted average shares outstanding during the fourth quarters of 2013 and 2012 respectively. At December 31, 2013, there were 21,200,002 common shares effectively outstanding.

Summarized (without notes) condensed consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed fourth quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its annual and fourth quarter results at 8:30 a.m. Eastern time on Friday, February 14, 2014. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 28, 2014. The replay may be accessed at 1 (800) 627-0199 (Canada or U.S.) or 1 (203) 369-3299 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2013 and December 31, 2012
(unaudited - US$ millions)

	December 31, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $124.4; December 31, 2012 - $140.2)	1,296.7	1,169.2
Insurance contract receivables	2,017.0	1,945.4
	3,313.7	3,114.6
Portfolio investments
Subsidiary cash and short term investments	7,445.7	6,960.1
Bonds (cost $9,190.0; December 31, 2012 - $9,428.9)	9,550.5	10,803.6
Preferred stocks (cost $565.1; December 31, 2012 - $618.7)	541.8	605.1
Common stocks (cost $3,305.5; December 31, 2012 - $4,066.3)	3,835.7	4,399.1
Investments in associates (fair value $1,815.0; December 31, 2012 - $1,782.4)	1,432.5	1,355.3
Derivatives and other invested assets (cost $667.8; December 31, 2012 - $524.0)	224.2	181.0
Assets pledged for short sale and derivative obligations (cost $829.3; December 31, 2012 - $791.1)	802.9	859.0
	23,833.3	25,163.2

Deferred premium acquisition costs	462.4	463.1
Recoverable from reinsurers (including recoverables on paid losses - $353.3; December 31, 2012 - $311.0)	4,974.7	5,290.8
Deferred income taxes	1,015.0	607.6
Goodwill and intangible assets	1,311.8	1,321.2
Other assets	1,047.9	984.9
	35,958.8	36,945.4

Liabilities
Subsidiary indebtedness	25.8	52.1
Accounts payable and accrued liabilities	1,800.4	1,877.7
Income taxes payable	80.1	70.5
Short sale and derivative obligations (including at the holding company - $55.1; December 31, 2012 - $41.2)	268.4	238.2
Funds withheld payable to reinsurers	461.2	439.7
	2,635.9	2,678.2
Insurance contract liabilities	21,893.7	22,376.2
Long term debt	2,968.7	2,996.5
	24,862.4	25,372.7

Equity
Common shareholders’ equity	7,186.7	7,654.7
Preferred stock	1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax	8,353.1	8,821.1
Non-controlling interests	107.4	73.4
Total equity	8,460.5	8,894.5
	35,958.8	36,945.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2013 and 2012
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2013	2012	2013	2012
Revenue
Gross premiums written	1,675.6	1,899.9	7,227.1	7,398.3
Net premiums written	1,430.7	1,597.7	6,036.2	6,194.1

Gross premiums earned	1,856.7	2,110.0	7,294.0	7,294.8
Premiums ceded to reinsurers	(282.5)	(344.6)	(1,216.7)	(1,209.9)
Net premiums earned	1,574.2	1,765.4	6,077.3	6,084.9
Interest and dividends	104.1	73.4	376.9	409.3
Share of profit of associates	30.4	20.0	96.7	15.0
Net gains (losses) on investments	(329.1)	635.6	(1,564.0)	642.6
Other revenue	304.1	269.8	958.0	871.0
	1,683.7	2,764.2	5,944.9	8,022.8
Expenses
Losses on claims, gross	1,046.9	1,806.5	4,615.6	5,265.5
Losses on claims ceded to reinsurers	(216.3)	(443.6)	(945.3)	(1,022.9)
Losses on claims, net	830.6	1,362.9	3,670.3	4,242.6
Operating expenses	298.9	308.9	1,185.0	1,132.1
Commissions, net	248.2	253.8	969.2	920.0
Interest expense	51.3	52.2	211.2	208.2
Other expenses	280.1	283.5	910.3	870.9
	1,709.1	2,261.3	6,946.0	7,373.8
Earnings (loss) before income taxes	(25.4)	502.9	(1,001.1)	649.0
Provision for (recovery of) income taxes	(23.6)	96.5	(436.6)	114.0
Net earnings (loss)	(1.8)	406.4	(564.5)	535.0

Attributable to:
Shareholders of Fairfax	(5.5)	402.4	(573.4)	526.9
Non-controlling interests	3.7	4.0	8.9	8.1
	(1.8)	406.4	(564.5)	535.0

Net earnings (loss) per share	$(0.98)	$19.05	$(31.15)	$22.95
Net earnings (loss) per diluted share	$(0.98)	$18.82	$(31.15)	$22.68
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,729	20,287	20,360	20,327

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2013 and 2012
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2013	2012	2013	2012

Net earnings (loss)	(1.8)	406.4	(564.5)	535.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(50.5)	(25.0)	(164.4)	59.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	48.3	16.4	96.9	(20.4)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	4.5	(7.3)	(12.9)	(10.1)
	2.3	(15.9)	(80.4)	28.7
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.9	(0.1)	8.9	(10.9)
Change in gains (losses) on defined benefit plans	30.4	(13.7)	31.3	(17.2)
	34.3	(13.8)	40.2	(28.1)

Other comprehensive income (loss), net of income taxes	36.6	(29.7)	(40.2)	0.6
Comprehensive income (loss)	34.8	376.7	(604.7)	535.6

Attributable to:
Shareholders of Fairfax	31.0	372.0	(607.1)	527.6
Non-controlling interests	3.8	4.7	2.4	8.0
	34.8	376.7	(604.7)	535.6

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2013 and 2012 were:

Net Premiums Written

	Fourth quarter		Year ended December 31,
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	262.4	243.0	1,031.4	948.7
- U.S. (Crum & Forster and Zenith National)	446.8	408.1	1,933.2	1,872.8
- Asia (Fairfax Asia)	66.5	59.2	257.4	240.6
Reinsurance - OdysseyRe	541.0	573.8	2,376.9	2,402.3
Insurance and Reinsurance - Other	84.1	114.5	406.9	530.6
Insurance and reinsurance operations	1,400.8	1,398.6	6,005.8	5,995.0

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	250.1	240.3	990.2	992.2
- U.S. (Crum & Forster and Zenith National)	501.6	484.1	1,934.8	1,811.6
- Asia (Fairfax Asia)	74.1	62.2	256.2	231.4
Reinsurance - OdysseyRe	585.2	613.6	2,373.6	2,315.3
Insurance and Reinsurance - Other	112.9	150.9	439.5	514.3
Insurance and reinsurance operations	1,523.9	1,551.1	5,994.3	5,864.8

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2013 and 2012 were:

	Fourth quarter		Year ended December 31,
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	90.4%	114.3%	98.2%	106.2%
- U.S. (Crum & Forster and Zenith National)	99.8%	122.6%	100.3%	111.4%
- Asia (Fairfax Asia)	88.0%	84.4%	87.5%	87.0%
Reinsurance - OdysseyRe	79.1%	94.4%	84.0%	88.5%
Insurance and Reinsurance - Other	91.5%	109.8%	96.6%	104.3%
Insurance and reinsurance operations	89.1%	107.4%	92.7%	99.9%